Item 77(D) MSIFT - Core Plus Fixed Income and High Yield Portfolios

Each of Core Plus Fixed Income Portfolio and High Yield
Portfolio may invest up to 20% of its respective assets
in public bank loans made by banks or other financial
institutions.  These public bank loans may be rated
investment grade or below investment grade.